

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

October 23, 2012

<u>**Via Email**</u>
Mark S. Ordan
Chief Executive Officer
Sunrise Senior Living, Inc.
7900 Westpark Drive
McLean, VA 22101

Re: Sunrise Senior Living, Inc.
Preliminary Proxy Statement filed on Schedule 14A
Filed on September 28, 2012
File No. 001-16499

Dear Mr. Ordan:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

CC: Via E-mail
David Lam, Esq.
Wachtell, Lipton, Rosen & Katz